EXHIBIT 99.11

SECOND QUARTER 2003


MANAGEMENT'S DISCUSSION AND ANALYSIS

(US dollars, in accordance with Canadian GAAP)


The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended February 28, 2003, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

a.   Overview

Since the year end the Company has undergone a major transformation. The principal changes from February 28, 2003 are:

     1. Acquired the operating mine Fazenda Brasileiro in Brazil for cash consideration of $20.9 million,

     2. Acquired the advanced stage projects in Brazil from Santa Elina; Sao Francisco, Sao Vicente, Fazenda Nova/Lavrinha and Chapada, for share consideration

     3.   Raised Cdn$55.5 million through the issue of subscription receipts,

     4. Company named changed from Yamana Resources Inc. to Yamana Gold Inc, and

     5. Consolidated shares on the basis of one new share for each 27.86 shares held.

These changes effectively re-create Yamana Gold by:

     1. Providing gold production at an annual rate of more than 100,000 oz of gold per year.

     2. Providing late stage development projects to ramp up future production levels.

     3. Providing a large exploration portfolio to provide future projects to replace the current late stage projects.

     4. Establishing a firm financial footing to move forward with cash of $14.7 million and no debt.

b.   Financial results of operations

The consolidated net losses for the six and three months ending August 31, 2003 were $1,744,036 and $1,349,250, an increase of $720,810 and $1,110,191, respectively over the corresponding previous periods. The increase is principally due to; 1) severance costs of $709,815 during the current quarter;
2) increases in general and administrative costs of $137,932 and 57,601 for the six and three months respectively; and 3) increases in financing costs of $925 and $344,510 for the six and three month period compared to the corresponding prior periods. The severance charges arise from the closing of the head office in Spokane and establishment of the corporate office in Toronto. The increase in general and administrative expenses is due to duplication of costs due to having a Spokane and Toronto office for an overlapping period. Financing expense increase in the second quarter is due to bonus interest that was payable relating to the redemption of the convertible notes in July 2003.

The Company took over the operations at the Fazenda Brasileiro mine effective August 15, 2003. No gold sales occurred until late September 2003 when a reasonable gold inventory was built up and shipped to Sao Paulo for refining. Accordingly, no sales or cost of sales are reflected in the results for the three month period ending August 31, 2003. For the 16 days of production in August, 3,723 ounces of gold were produced at a cash cost of approximately $225 per ounce of


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gold. A total of 56,580 tonnes were milled and the mill recovery rate was 95.5%.
The mine grade continues to increase as underground development works and dependence on open pit ore is reduced.

c.   Financial condition, liquidity and capital resources

In August the Company received $36.7 million from the issue of 46,250,000 subscriptions receipts net of issue costs of $3.0 million. The subscription receipts entitle the holder to one common share and one half warrant. One warrant entitles the holder to purchase a common share of the Company for Cdn$1.50 until July 31, 2008. Proceeds were used to purchase the Fazenda Brasileiro mine for $20.9 million. These changes allowed the Company to increase its cash position to $14.7 million as at August 31, 2003 and improve its working capital position from a deficit of $371,820 as at February 28, 2003 to a positive working capital balance of $15,502,384 at period end.

The Company has no debt providing future financing flexibility.

d.   Business and asset acquisitions

On August 12, 2003, the Company acquired the Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha properties ("Santa Elina assets") and the Chapada copper-gold ("Chapada") project in Brazil from Santa Elina Mines Corporation ("Santa Elina"). The company issued 34,885,713 common shares and 17,442,856 share purchase warrants. The Santa Elina assets have been recorded at their historical cost to Santa Elina.

On August 15, 2003 the Company acquired the Fazenda Brasileiro Mine in Brazil from Companhia Vale do Rio Doce ("CVRD") for $20.9 million cash.

These acquisitions have made the Company a significant gold producer in Brazil and one of Brazil's largest gold exploration landholders. Upon completion of the acquisitions, Santa Elina held 83.4% of the issued and outstanding Common Shares before giving effect to the exchange of the subscription receipts and 38.8% of the issued and outstanding common shares after giving effect to the exchange of the subscription receipts.

e.   Strategic update and outlook

Management intends to focus on cost reduction at the Fazenda Brasileiro. In September the cash cost per ounce was less than $220 per ounce. During the quarter the Company negotiated an increase in the daily mine shift hours from 6 to 8 hours. This proposal has been accepted by the union and should result in an increase in productivity by 17% and the reduction of transportation and other costs. Also the level of drilled development ore was not optimal under the previous operator and efforts will be made to increase the drilled development work to increase the flexibility in the production plan.

For the remaining six months in the current fiscal year, total exploration and development expenditures of $4.3 million are planned. Approximately $900,000 will be spent to explore for additional reserves at the Fazenda Brasileiro Mine, approximately $2 million for advancing the feasibility studies on the Fazenda Nova and Chapada projects, and $1.3 million for drilling and bulk sampling at Sao Francisco (for a total to June 2004 of approximately $2.2 million).

The work on the final feasibility study for the Fazenda Nova project is expected to be completed in November and a production decision will be made in late November. The original mine plan provided for an initial 110,000 ounces of gold production over three years and the feasibility study will determine any changes to that plan. The construction cost would be approximately $5.0 million and production would begin mid 2004. Capital requirements for Fazenda Nova will be funded from the company's existing cash position.

The company continues to look for potential gold mine acquisitions in South America. A mine acquisition would allow the company to leverage the strength in the company's Brazilian operating team and expertise.


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              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.